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14049734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITIC Securities International USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dajiang GUO, CEO — (212) 376-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dajiang Guo, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITIC Securities International USA, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

State of New York
County of New York
Sworn to before me this 6th day
of FEBRUARY, 2014 by
Dajiang Guo

Notary Public

MICHAEL SENZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6114952
Qualified in New York County
My Commission Expires August 30, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITIC Securities International USA, LLC

(An Indirect Wholly-Owned Subsidiary of
CITIC Securities Company Limited)

Statement of Financial Condition

December 31, 2013

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
CITIC Securities International USA, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CITIC Securities International USA, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
March 13, 2014

CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 2,093,841
Receivable from Parent	2,773,367
Receivable from affiliate	1,194,618
Receivable from clearing brokers	1,204,379
Securities owned, at fair value	499,775
Accounts receivable	26,800
Prepaid expenses	325,957
Total assets	$ 8,118,737
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Compensation payable	$ 1,396,515
Payable to affiliates	844,222
Accounts payable, accrued expenses and other liabilities	122,573
Deferred rent liability	121,946
Total liabilities	2,485,256
Commitments	
Member's Equity	5,633,481
Total liabilities and member's equity	$ 8,118,737

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations

CITIC Securities International USA, LLC (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CSI USA Securities Holdings Inc. ("CSI Holdings").

CSI Holdings is a wholly owned subsidiary of CITIC Securities Company Limited (the "Parent"), an investment bank based in China that is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Parent is a leading full-service investment bank that provides investment banking, brokerage, independent equity research, asset management and investment services with branch offices and subsidiaries throughout China.

The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company acts as a broker for U.S. institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depositary Receipts ("ADRs") and fixed income securities. The Company executes and clears foreign trades through the Company's Hong Kong broker-dealer affiliates ("CSB(HK)") on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. Clearing and settlement for the U.S. equities and ADRs are settled and cleared through Goldman Sachs on a fully disclosed basis. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

Note 2. Summary of Significant Accounting Policies

<u>Basis of Presentation</u>: These financial statements were prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

<u>Cash</u>: Cash includes deposits held in unaffiliated banks. A substantial amount of these deposits are not insured under United States federal insured limits and such are subject to losses.

<u>Securities Owned</u>: Securities transactions and related gains and losses are recorded at fair value on a trade-date basis.

<u>Investment Valuation</u>: In accordance with US GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 2. Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. In accordance with the fair value hierarchy, investment is categorized into three levels based on the inputs as follows:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques: The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. The fair value for government and debt securities are estimated using recently executed transactions and market price quotations (where observable) of identical or similar securities. Where observable price quotations are not available, fair value is determined based on such factors as yields, likelihood of prepayments or defaults and outside pricing services.

Translation of Foreign Currency: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year.

Revenue Recognition: All commission income and expenses are recorded on a trade-date basis. Research-related fees are recorded as earned.

Note 2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk: The Company maintains all of its cash balances at one major global financial institution. A significant portion of the cash balance is held at this financial institution outside the U.S. However, the Company does not believe that these amounts are exposed to significant risk.

Income Taxes: The Company is a single member limited liability company whose parent is a C corporation for federal income tax purposes. The Company is a disregarded entity for tax purposes and its income (loss) is included in CSI Holdings' return. Income taxes are calculated as if the company files on a separate return basis, and the amount of current tax or benefit calculated is either payable to or receivable from CSI Holdings. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination since inception in 2011.

Note 3. Fair Value Measurements

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
U.S. government obligations	$ 499,775	$ -	$ -	$ 499,775
Total securities owned, at fair value	$ 499,775	$ -	$ -	$ 499,775

There were no transfers between levels of the fair value hierarchy for assets measured at fair value for the year.

Note 4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividend be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $1,305,213, which was $1,055,213 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.9 to 1.

Note 5. Commitments

The Company leases office space under a noncancelable lease agreement that expires June 30, 2017. The future minimum annual base rent payments under this agreement are as follows:

Year ending December 31,	
2014	$ 1,144,250
2015	1,178,750
2016	1,213,250
2017	615,250
	$ 4,151,500

The lease has provisions for real estate tax and operating escalations. CSI Holdings has entered into an irrevocable letter of guaranty to the landlord in case of default on the lease agreement.

Guaranteed Bonuses: In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. The Company is obligated to pay $38,000 in guaranteed bonuses in 2014 and in 2015.

Deposits at Clearing Brokers: The Company is required to maintain a minimum security deposit of $1,000,000 with its clearing broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"). The Company is also required to maintain a minimum net capital of $750,000 per the clearing agreement with GSEC. The Company is also required to maintain a security deposit of $500,000 with its other clearing broker, Industrial and Commercial Bank of China Financial Services ("ICBC").

Note 6. Receivable From and Payable to Clearing Brokers

Receivable from clearing brokers at December 31, 2013 consists of the following:

	Receivable/ (Payable)
Payable to clearing broker	$ (500,464)
Deposits at clearing brokers	1,500,000
Fees and commissions receivable/payable	204,843
	$ 1,204,379

The Company clears certain of its customer transactions through another clearing broker on a fully disclosed basis. The amount payable to the GSEC relates to the aforementioned transactions and is collaterized by securities owned by the Company.

Note 7. Related Party Transactions

At December 31, 2013, $1,194,618 is receivable from CSB(HK) for net commission earned and is included in the statement of financial condition under receivable from affiliate.

Pursuant to the agreement, CITIC Securities International Company Ltd. ("CSI Ltd") provides accounting, administrative, office space, human resources, and other services. The Company incurred expenses which is included in the payable to affiliates of $844,222. CSI Ltd also paid various technology, legal and travel expenses on the Company's behalf.

The receivable from Parent in the statement of financial condition represents the net balance due to the Company for allocation of office establishment cost.

All transactions with related parties are settled in the normal course of business. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Note 8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $3,196,700 as of December 31, 2013. The majority of the deferred tax asset is related to federal and state and local net operating loss ("NOL") carryforwards, which begin to expire in 2033.

Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

Note 9. Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 11. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.